

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Miriam Martinez
Chief Financial Officer
Emergent Capital, Inc.
5355 Town Center Road—Suite 701
Boca Raton, Florida 33486

Re: Emergent Capital, Inc.
Form 10-Q for the quarterly period ended August 31, 2019
Exhibit No. 10.6 Amended and Restated Limited Partnership Agreement of White
Eagle Asset Portfolio, LP dated as of August 16, 2019
Filed October 9, 2019
File No. 001-35064

Dear Ms. Martinez:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance